KATIPULT SOFTWARE LICENSE AGREEMENT
This SOFTWARE LICENSE AGREEMENT ("Agreement") is entered into on 05/04/2017_______________________ (the "Effective Date") by and between JOI Media Inc, a Canadian corporation with offices at 144 4th Avenue SW Suite 1600 Calgary T2P 3N4 Canada ("Joi Media"), and Budding Equity Management, LLC ("Licensee") and describes the terms and conditions pursuant to which Joi Media will make Joi Media's proprietary software and services available to Licensee.
1        DEFINITIONS
In this Agreement the following capitalized terms have the following meanings:
 "End User" means any individual or entity that is permitted by Licensee to use the Service.
"Fees" means the set-up fees and subscription fees payable by Licensee to Joi Media in respect of set-up services, professional services, support services and license rights to use and access the Licensed Software to provide the Service to End Users.
"Licensed Software" means Joi Media's proprietary web-based software application and platform called
Katipult (i) which is proprietary to Joi Media; (ii) an instance of which may be configured for use by Licensee to provide the Service pursuant to this Agreement.
"Service" means the provision of access to the Licensed Software to End Users.
"Service Level Agreement" means the document forming part of Schedule A which sets out service levels for the Licensed Software.
"Schedule A" means the document attached hereto as Appendix A which sets out details of fees, implementation services and other requirements for the Licensed Software;
2 LICENSE TERMS
2.1 License Grant.  Subject to the terms and conditions of this Agreement, including the restrictions in Sections 2.2 and 3.4, Joi Media hereby grants to Licensee an irrevocable, non-exclusive, royalty-free, worldwide license to use the Licensed Software as well as any copies, corrections, bug fixes, enhancements, modifications or new versions thereof for the sole purpose of providing the Service.
2.2 License Restrictions.  Except to the extent permitted by law, Licensee shall not, and shall not authorize any third party to engage, directly or indirectly, in the disassembly, reverse engineering, decompilation, or translation of the Licensed Software.  Licensee shall not have any rights over any of the source code in the Licensed Software and shall not assign, transfer or sublicense the Licensed Software without the prior written consent of Joi Media, except that Licensee shall be permitted to transfer and sublicense the Licensed Software to its Affiliates without the prior written consent of Joi Media.   The software license will be limited to one instance of the code base deployed to one server. Licensee will be permitted to use multiple domains all directing to the same server instance. Additional code base instances are permitted to support all QA and development work.
2.3 Title.   Joi Media and its suppliers and licensors own and shall retain all right, title and interest (including without limitation all patent rights, copyrights, trademark rights, trade secret rights and other intellectual property rights), in and to the Licensed Software and any copies, corrections, bug fixes, enhancements, modifications or new versions thereof and all research and development and experimental development in respect thereto made by Joi Media, and including any and all modifications, derivatives, improvements and enhancements to the same.
2.4 Reservation of Rights.   The Licensed Software is provided under a license; not sold.  Except for the rights expressly granted by Joi Media to Licensee in this Agreement, there are no other licenses granted to Licensee whether express or implied, and Joi Media reserves all rights, title and interest in and to the Licensed Software including but not limited to the rights to modify the Licensed Software. If Joi Media creates functional modifications to the Licensed Software, Joi Media shall provide notification to Licensee and Licensee will have the option to elect whether to implement such functional or aesthetic upgrades.  Any performance-related modifications (for example bug fixes) will be notified to Licensee and Joi Media shall ensure that Licensee is able to continue to use the Licensed Software in the manner contemplated under this Agreement. No other rights in respect of the Licensed Software shall be deemed granted hereunder unless specifically stated in a written amendment to this Agreement signed by authorized representatives of both Parties.
3 SERVICES AND USE OF THE LICENSED SOFTWARE.
3.1 Integration and configuration.  Joi Media will assist Licensee in integrating a configured instance of the Licensed Software into the Licensee's site and systems as agreed by the parties in the Service Level Agreement.
3.2 Support.  Implementation and integration services for the Licensed Software are included in the set-up fee together with basic support on an ongoing basis during the term as part of the subscription fee. However, Licensee acknowledges and agrees that Licensee is responsible for supporting its End Users and Joi Media will not provide support or maintenance directly to End Users.  Joi Media will provide support directly to Licensee at the hourly rate set out in the Service Level Agreement for any functional upgrades, professional services or any maintenance beyond the support levels currently in the Service Level Agreement.
3.3 Licensee Responsibilities.  Licensee shall: (i) use commercially reasonable efforts to prevent unauthorized access to, or use of the Licensed Software, and notify Joi Media promptly of any such unauthorized access or use; and (ii) comply with all applicable local, provincial, federal and foreign laws in providing the Service.
3.4 Use Guidelines.  Licensee shall use (and shall ensure its End Users use) the Service solely as contemplated by this Agreement and shall not (i) sublicense, sell, resell, lease, transfer, assign, distribute, time share or otherwise commercially exploit or make the Service available to any third party, other than as necessary to provide the Service to End Users as contemplated by this Agreement ii) knowingly send or transmit spam or unsolicited messages in violation of applicable laws; (iii) knowingly send, store or transmit obscene, threatening, libelous, or otherwise unlawful or tortuous material, including material that is harmful to children; (iv) attempt to gain unauthorized access to the Joi Media systems or networks.
3.5 Use Restrictions.  Licensee shall not (and shall not allow any third party to): (a) circumvent any user limits or other timing or use restrictions that are built into the Licensed Software; or (b) remove any proprietary notices ("Powered by Katipult"), labels, or marks from the Licensed Software; (c) access or use the Licensed Software in order to build a competitive product or service. The format and design of any proprietary notices, labels or marks that are included in the user interface for purely promotional purposes must be approved by the Licensee.
3.6 Feedback.  If Licensee or its End Users provides Joi Media with reports of defects in the Licensed Software or any changes or modifications proposed or suggested by Licensee (collectively "Feedback"), Joi Media shall have the right to use and exploit such Feedback including, without limitation, the incorporation of such Feedback into Joi Media's software products and/or services, without any obligation to Licensee or its End Users.
4 PAYMENT TERMS AND TAXES
4.1 Fees.
4.1.1 Setup Fees.  A standard setup fee set out in the Schedule A in the amounts and at the times indicated in Schedule A.
4.1.2 Subscription Fees.  A monthly subscription fee for use of the Licensed Software and basic support will be charged in the amounts and at the times indicated in Schedule A.
4.1.3 Professional Service Fees.  Following implementation of the Licensed Software, if Licensee requires support and maintenance services for the Licensed Software above the basic support offered in the Service Level Agreement (including provision of customized development and creation of new functionality), additional hours may be purchased at a rate of $125 per hour.
4.2 Payment Terms.   All payments shall be made monthly through a recurring credit card payment application.  All amounts are payable in US dollars.  Any amounts not paid when due shall accrue interest at the lesser of one percent (1.0%) per month (12.67% annually) or the maximum rate allowed by law commencing from the date such amounts became overdue.
4.3 Taxes.  All charges and fees provided for in this Agreement are exclusive of and do not include any foreign or domestic governmental taxes or charges of any kind imposed by any federal, provincial or local government on the transactions contemplated by this Agreement, including without limitation excise, sales, use, property, goods and services, harmonized, withholding or similar taxes other than taxes that are imposed based on the net income of the receiving party.  Any such taxes that are otherwise imposed on payments to the receiving party shall be the sole responsibility of the paying party.
5 CONFIDENTIALITY
5.1 Definition of Confidential Information.  "Confidential Information" means any and all information disclosed by either party to the other which is marked "confidential" or "proprietary", or which the recipient knows or has reason to know is regarded by the disclosing party as such, including oral information, and shall include any and all information of Licensee and the users of the Licensed Software, including all personal information as the same is defined in the Personal Information Protection and Electronic Documents Act.  "Confidential Information" does not include any information that the receiving party can demonstrate by its written records: (a) was known to it prior to its disclosure hereunder by the disclosing party; (b) is or becomes known through no wrongful act of the receiving party; (c) has been rightfully received from a third party authorized to make such a disclosure; (d) is independently developed by the receiving party; (e) has been approved for release by the disclosing party's prior written authorization; (f) has been disclosed by court order or as otherwise required by law, provided that the party required to disclose the information provides prompt advance notice to enable the other party to seek a protective order or otherwise prevent such disclosure, or (g) with respect to Licensee, becomes available to an editorial department of Licensee or one of its affiliates, other than through a violation of this Agreement. For any legally compelled disclosure or disclosure pursuant to a court, regulatory, or securities filing, the parties shall reasonably cooperate (at the other party's sole cost and expense) to limit disclosure.
5.2 Obligation.  Neither party will use any Confidential Information of the disclosing party except as necessary to exercise its rights or perform its obligations hereunder or as expressly authorized in writing by the other party.  Each party shall use the same degree of care to protect the disclosing party's Confidential Information as it uses to protect its own confidential information of like nature, but in no circumstances less than reasonable care.  Neither party shall disclose the other party's Confidential Information to any person or entity other than its officers, employees, consultants and legal advisors who need access to such Confidential Information in order to effect the intent of the Agreement and who have entered into written confidentiality agreements with it as least as restrictive as those this Section. Upon any termination of this Agreement, the receiving party will promptly return to the disclosing party or destroy, at the disclosing party's option, all of the disclosing party's Confidential Information.
6 WARRANTIES AND DISCLAIMERS
6.1 Mutual Warranties. Each party represents and warrants that it has the legal power to enter into this Agreement and to perform its obligations and grant the rights set out herein.
6.2 Software Warranty.  Joi Media warrants that the Licensed Software will perform in accordance with its specifications for an ongoing from the date of acceptance.  Joi Media will (at its own cost) rectify any faults in the Licensed Software notified to Joi Media during the duration of the platform.  This constitutes Licensee's sole remedy for breaches of warranty under this Agreement.
6.3 Joi Media Warranties.  Joi Media further represents, warrants and covenants: (a) that it has all the requisite right and authority to enter into the Agreement and perform any services contemplated hereunder;
(b) that any services will be performed with integrity in a professional and workmanlike manner , and that the Licensed Software will perform in accordance with the specifications in Schedule A;
(c) that the performance of the services, if any, will not violate any laws and without limiting the foregoing, the services  shall be performed in compliance with all privacy laws and that the services and the Licensed Software shall also not, infringe any patent, trademarks, copyright or other proprietary right of any third party.
6.3          Disclaimer.  Except as specifically set forth in this SECTION 6, THE LICENSED SOFTWARE
AND SERVICES Are PROVIDED "AS IS" AND WITHOUT REPRESENTATION, WARRANTY AND/OR CONDITION OF ANY KIND.  JOI MEDIA makes no OTHER REPRESENTATIONS AND GIVE NO OTHER warranties OR CONDITIONS, express, implied, statutory, OR OTHERWISE regarding THE LICENSED SOFTWARE OR SERVICES PROVIDED UNDER THIS Agreement AND specifically disclaims ANY AND ALL statutory REPRESENTATIONS, warranties AND/OR CONDITIONS against non-infringement and ANY AND ALL implied REPRESENTATIONS, warranties AND/OR CONDITIONS of merchantability, MERCHANTABLE QUALITY, DURABILITY and fitness for a particular purpose.
Additionally, Licensee acknowledges that Joi Media does not REPRESENT OR warrant OR PROVIDE ANY CONDITIONS that THE LICENSED SOFTWARE will be error-free or work without interruptions.
7 TERM AND TERMINATION
7.1 Term. This Agreement shall commence on the Effective Date and shall continue in effect for a minimum of 1 year unless or until terminated in accordance with Section 7.2 below (the "Term").
7.2 Termination.  This Agreement may be terminated as follows: (a) if either party breaches any material term or condition of this Agreement and fails to cure such breach within thirty (30) days after receiving written notice of the breach, the non-breaching party may terminate this Agreement on written notice at any time following the end of such thirty day cure period; or (c) if either party becomes insolvent (i.e., becomes unable to pay its debts in the ordinary course of business as they come due) or makes an assignment for the benefit of creditors, then the other party may terminate this Agreement immediately upon notice.
7.3 Survival. The following sections shall survive the termination or expiration of this Agreement for any reason: 1, 2 (provided Licensee has paid the Fees in full), 3.3, 3.4, 3.6, 5, 6.3, 7.3, 8 and 9 and any payment obligations incurred prior to the expiration or termination of this Agreement.
8 INDEMNIFICATION AND LIMITATION OF LIABILITY
8.1 Joi Media Indemnity.
8.1.1 Joi Media shall defend, indemnify and hold Licensee and its related and affiliated entities, together with their officers, directors, employees and shareholders, harmless from any third party liability, expense or claim by any person in any way arising out of any third party claim that the Licensed Software infringes that party's copyright or patent.
8.1.2 If Joi Media has reason to believe that it would be subject to an injunction or continuing damages based on the Licensed Software, then Joi Media may (and if Joi Media or any of its customers or third party software suppliers is subject to an injunction or continuing damages based on the Licensed Software), then notwithstanding any other provision in this Agreement, Joi Media shall be entitled to either modify the Licensed Software to make it non-infringing and/or remove the misappropriated material, replace the Licensed Software with software that provide substantially the same functionality or information, or, if neither of the foregoing is commercially practicable, require Licensee to cease providing the Service through the Licensed Software and refund to Licensee any pre-paid subscription fees that are unapplied. The foregoing notwithstanding, Joi Media shall have no liability for a claim of infringement or misappropriation to the extent caused by (i) the combination of the Licensed Software with any other service, software, data or products not provided by Joi Media, which claim would have been avoided if the Licensed Software had not been so combined; or (ii) the use of any material provided by Licensee or any End Users, or (iii) any breach by Licensee of this Agreement or by any End Users of any policies and/or procedures. THE FOREGOING IS JOI MEDIA'S SOLE AND EXCLUSIVE LIABILITY, AND LICENSEE'S SOLE AND EXCLUSIVE REMEDY FOR ANY INFRINGEMENT OR
MISAPPROPRIATION OF ANY THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS.
8.2 Licensee Indemnity.  Licensee shall defend, indemnify and hold Joi Media and its related and affiliated entities, together with their officers, directors, employees and shareholders, harmless from any third party liability, expense or claim by any person in any way arising out of any third party claim in relation to: (i) the provision, operation or use of the Service including any acts which are in breach of applicable law or violation of a party's privacy or intellectual property rights (excluding any claim related to infringement of intellectual property rights by the use of the Licensed Software as contemplated under this Agreement); or (ii) ) the provision, use or failure of any product or service provided by Licensee; (iii) any representations or warranties made by Licensee in respect of the Service or any portions thereof (including the Licensed Software or any portions thereof).
8.3 Procedure.  The indemnifying party shall pay all damages finally awarded by a court of competent jurisdiction to a third party against the indemnified party, or any settlement amounts agreed by the indemnifying party subject to the conditions that, the indemnified party shall notify the indemnifying party promptly of any claims, permit the indemnifying party to control the defense and settlement of such claims (provided that the indemnified party may participate with counsel of its own choosing, at its own expense), and assist the indemnifying party, at the indemnifying party's expense, in defending or settling such claims. The indemnifying party shall not be liable for any settlement amounts entered into by the indemnified party without the indemnifying party's prior written approval.
8.4 LIMITATION OF LIABILITY.  EXCEPT FOR IN RESPECT OF INDEMNIFICATION OBLIGATIONS IN SECTION 8.1 AND 8.2 ABOVE, IN NO EVENT SHALL EITHER PARTY BY VIRTUE OF THIS AGREEMENT, HAVE ANY LIABILITY TO ANY OTHER PARTY FOR ANY LOST PROFITS OR COSTS OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES, OR FOR ANY INCIDENTAL, PUNITIVE, INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES, HOWEVER CAUSED AND UNDER ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE. IN NO EVENT WILL EITHER PARTY'S LIABILITY ARISING OUT OF OR RELATED TO
THIS AGREEMENT OR FOR BREACH HEREOF EXCEED THE CUMMULATIVE SUM OF FEES PAID OR PAYABLE THE PARTIES UNDER THIS AGREEMENT.  THE PARTIES AGREE THAT THIS SECTION 8 REPRESENTS A REASONABLE ALLOCATION OF RISK. THE LIMITATIONS SET FORTH IN THIS SECTION 8 DO NOT APPLY TO ANY INFRINGEMENT OR MISAPPROPRIATION BY EITHER PARTY OR ITS CONTRACTORS OF THE OTHER PARTY'S INTELLECTUAL PROPERTY RIGHTS OR ANY BREACH BY EITHER PARTY OF ITS CONFIDENTIALITY OBLIGATIONS.
9 GENERAL
9.1 Assignment.  Licensee shall not assign any of its rights or delegate any of its obligations under this Agreement, whether by operation of law or otherwise, without the prior express written consent of Joi Media. Any attempted assignment in violation of this Section 9.1 shall be null and void. Notwithstanding the foregoing, Licensee shall be permitted to assign its rights, including the Software License granted by Joi Media to Licensee pursuant to Section 2 of this Agreement to the purchaser of all or substantially all of the assets or shares of Licensee , as well as to any Affiliate of Licensee.
9.2 Waiver and Amendment.  No modification, amendment or waiver of any provision of this Agreement shall be effective unless in writing and signed by the party to be charged.  No failure or delay by either party in exercising any right, power, or remedy under this Agreement, except as specifically provided herein, shall operate as a waiver of any such right, power or remedy.
9.3 Choice of Law; Jurisdiction; Venue.  This Agreement shall be governed by the laws of the Province of Alberta, excluding all conflict of laws provisions and excluding the 1980 United Nations Convention on Contracts for the International Sale of Goods. The parties hereby irrevocably attorn to the jurisdiction of the courts of competent jurisdiction in the Province of Alberta, in the City of Calgary.
9.4 Notices.  All notices, demands or consents required or permitted under this Agreement shall be in writing and delivered to the addresses set forth above.  Notice shall be considered delivered and effective on the earlier of actual receipt or when (a) personally delivered; (b) the day following transmission if sent by facsimile during business hours, on a Business Day in the Province of Alberta; or (c) one (1) day after posting when sent by registered private overnight carrier (e.g., DHL, Federal Express, etc.) for delivery on a business day in the Province of Alberta; or (d) 5 days after posting when sent by certified mail.  Notice shall be sent to the parties at the addresses set forth on the first page of this Agreement or at such other address as shall be specified by either party to the other in writing in accordance with this Section 9.5.
9.5 Independent Contractors.  The parties are independent contractors.  Neither party shall be deemed to be an employee, agent, partner or legal representative of the other for any purpose and neither shall have any right, power or authority to create any obligation or responsibility on behalf of the other.
9.6 Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be contrary to law, such provision shall be changed and interpreted so as to best accomplish the objectives of the original provision to the fullest extent allowed by law and the remaining provisions of this Agreement shall remain in full force and effect.
9.7 Headings and References.  The headings and captions used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.
9.8 Promotional Activities.  Joi Media shall have the right to use screenshots, images of the software for marketing and promotional purposes as part of Joi Media's portfolio.  Joi Media also reserves the right to demonstrate the Licensed Software as customized hereunder to provide the Service to prospective customers and to showcase the capabilities of the Licensed Software at industry trade events.  In this regard, Joi Media may set up demonstration accounts (including associated accounts, identities, passwords and URLs) for the Service for itself and for prospective customers for marketing and promotional purposes (provided that any demonstration accounts  or identities for such customers shall be limited in duration and on a no-charge basis).  The parties shall reasonably co-operate with each other to enable such demonstrations.
9.9 Non-disparagement.  Neither party shall disparage the products or services of the other or take any action which could reasonably be expected to adversely affect the other party's reputation or business.
9.10 Counterparts.  This Agreement may be executed in two or more counterparts, all of which, taken together, shall be regarded as one and the same instrument.
9.11 Complete Understanding.  This Agreement, including all Schedules and Exhibits, constitutes the final, complete and exclusive agreement between the parties with respect to the subject matter hereof, and supersedes any prior or contemporaneous agreement.
IN WITNESS WHEREOF, the authorized representatives of the parties hereby bind the parties by signing below:
BUDDING EQUITY MANAGEMENT, LLC         JOI MEDIA INC.
By:                                                                               By:
 Print Name:                                                         N.Nora Nye         Print Name:
Title:                                                                     CEO         Title: CEO Date: Date:
 May 5, 2017 05/04/2017

Appendix A Licensed Software
FEES & PAYMENT TERMS
* Set up and Configuration Fees - $8,500 - to be paid for initial set up fee
* Subscription Fees - monthly fee of $2,500 - to be electronically transferred to JOI Media at the beginning of each month for the lifespan of the 1 year agreement.
HOSTING AND CUSTOMER SERVICE SUPPORT 1. SERVICE DESCRIPTION
The Hosted Service will allow clients to operate their platform, and the platform will be provided twenty-four (24) hours per day, seven (7) days per week in accordance with the Service Levels set out below.
2. SERVICE LEVELS
 Service Service Level
 Planned  No less than twenty-four (24) hours advanced notice for all Planned Service
 Service  Outages
Outages
All planned service outages shall occur between the hours of 10:00PM EST and 6:00AM EST. Any outages occurring outside of this timeframe requires at least forty-eight (48) hours advanced notice.
Service The Hosted Service shall have an availability of ninety-nine point five percent Uptime (99.5%) in any given billing cycle.
3. SUPPORT SERVICES
Customer can contact Joi Media between the hours of 9:00AM and 5:00PM MST during a Business Day ("Support Hours") at the following email address:
* support@joimedia.com
Advice
During Support Hours Joi Media will provide Customer with such technical advice by telephone, email, facsimile transmission, or mail as will be necessary to resolve Customer's difficulties and queries in using the Hosted Service, but not related to any notifications of Problems or Technical Response, or for further clarity, failure of the Hosted Service to conform to the Service Levels.
 Priority Category Definition
Category 1 - Critical A function of the Hosted Service is inoperable and further operation cannot proceed until the Problem is fixed. Production server or other mission critical system(s) are down and no workaround is immediately available.
* All or a substantial portion of your mission critical data is at a significant risk of loss or corruption.
* You have had a substantial loss of service.
* Your business operations have been severely disrupted.
Category 2 - Major A function of the Hosted Service is inoperable and further operation of that function cannot proceed but operation of other functions can proceed before this Problem is fixed. Major functionality is severely impaired.
* Operations can continue in a restricted fashion, although long-term productivity might be adversely affected.
* A temporary workaround is available.
Category 3 - Minor While a function of the Hosted Service is operable, the operation is inconsistent with the Service Levels. Partial, non-critical loss of functionality of the software.
* Impaired operations of some components, but allows the user to continue using the software.
* Initial installation milestones are at minimal risk.
Category 4 - Trivial An observation which does not affect the functionality of the Hosted Service is recorded. General usage questions.
* Cosmetic issues, including errors in the documentation
Technical Response Times
Joi Media will provide a Technical Response to each service request delivered by Customer.  The time allocated to delivery of Technical Responses shall be measured from the time of receipt of the service request during Support Hours for Categories 1, 2, 3 and 4 of the service request by Customer (the "Technical Response Times").

For a Category 1, 2 or 3 Problem, Joi Media will continue to work to correct the error each day during Support Hours for a Category 1, 2 or 3 Problem.  In the event that Joi Media provides a workaround, it will work as set out in the terms in the previous sentence until such time as a correction is provided.  Joi Media will give updates to Customer as and when appropriate for the category of problem.
Exceptions
Joi Media will not be responsible for correcting a Problem arising from any of the following: (a) Problems resulting from any modifications to the Hosted Service made by any person other than Joi Media;
(b) incorrect use of the Hosted Service; or
(c) to the extent the relevant environment is not within Joi Media's control, any fault in the equipment or in any programs used in conjunction with the Hosted Service.
The Technical Response times for Category 1 and 2 Problems as set forth in the section above will be extended by the length of any delay in the time to fix attributable to any acts or omission of Customer or any of its employees, agents or subcontractors.
Change Requests
Customer may request a change to the Hosted Service by emailing support@joimedia.com. Joi Media shall respond to the change request within 2 business days, and the change request will be assigned to one of the following service levels.
* Design change: Limited changes to the colour, element sizes, and content on the Hosted Service. These changes shall be implemented within 3 business day upon finalizing the details of the change request.
* Light structural change: Limited to changes that can be implemented without adjusting the architecture of the Hosted Service. These changes shall be implemented within 7 business days upon finalizing the details of the change request.
* Heavy structural change: Includes implementation of 3rd party APIs, changes to object models, or inclusion of additional data into a view. These changes shall be implemented within a timeframe set out in the change request details.
Customer shall be charged for change requests in accordance to the work order that is established at the time of the change request between Customer and Katipult and agreed on by both parties in terms of timelines, costs, and scope of work should a change order arise.
4. HOSTING AND DATA
Data is backed-up daily and stored by Joi Media and its third party service providers primarily in Canada and the USA.  On termination of this Agreement for whatever reason, Customer data will be deleted within 2 weeks by Joi Media and its third party service providers from their servers and databases.

5. SOFTWARE UPDATES AND UPGRADES

Customer will be entitled to receive at no additional cost access to updates and upgrades which Joi Media generally makes available to its other customers.